Exhibit 21

Subsidiaries of Registrant

Entity	Jurisdiction
Boulder Brands USA, Inc. (f/k/a GFA Brands, Inc.)	Delaware
Importations DE-RO-MA (1983) Ltée	Quebec, Canada
Boulder Brands UK Limited	England and Wales
GlucoBrands, LLC (89% ownership)	Delaware
Boulder Brands Investment Group, LLC (80% ownership)	Delaware